May 12, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 3, 2010 of Bio Solutions Manufacturing, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, and the second, third and fourth paragraphs therein.  We have no basis to agree or disagree with other statements of the Registrant contained therein.

/s/ Sherb & Co., LLP
Certified Public Accountants